TX RAIL PRODUCTS, INC.

12080 Virginia Boulevard

Ashland, KY 41102

June 2, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	TX Rail Products, Inc. Registration Statement on Form 10-12G File No. 000-32335

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, TX Rail Products, Inc., a Georgia corporation (“Company”), hereby requests withdrawal of its Registration Statement on Form 10-12G (File No. 000-32335) (“Form 10 Registration Statement”) and all exhibits thereto. The Form 10 Registration Statement was filed to register the Company’s shares of common stock, no par value, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. The Form 10 Registration Statement was filed with the Securities and Exchange Commission on May 22, 2026. No offering has been or will be conducted pursuant to the Form 10 Registration Statement, and no securities were sold pursuant thereto.  The Form 10 Registration Statement has not become effective as of the date of this withdrawal request.

The Company is withdrawing the Form 10 Registration Statement for the following reasons. The Company financial statements included in the Form 10 Registration Statement are unaudited and do not comply fully with Article 8 of Regulation S-X applicable to smaller reporting companies and, include errors in certain schedules to the form and in the financial statements. In view of the foregoing, the financial statements, audit opinion and other financial information included in the Form 10 Registration Statement may not be relied upon.

If you have any question regarding the foregoing withdrawal request, please contact Neil R.E. Carr, Esq., of Somertons, PLLC, by telephone at (202) 459-4651 or by email at neil.carr@somertons.com.

Thank you for your attention to this matter.

Respectfully submitted,

/s/ Jose Fuentes

Jose Fuentes

Chief Financial Officer